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April 22, 2005

VIA EDGAR AND FACSIMILE – (202) 942-9533

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention:   Jeffrey P. Riedler, Assistant Director

                   Gregory S. Belliston, Attorney-Advisor

Re:	CV Therapeutics, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-118805)

Ladies and Gentlemen:

On behalf of CV Therapeutics, Inc. (the “Company”), we confirm receipt of the letter dated April 13, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below in bold, followed by the Company’s response. The Company is filing post-effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement with this response letter. Page numbers in the responses below refer to Amendment No. 2.

Selling Securityholders, page 48

We note the footnote to the Selling Securityholders table indicating the sellers who are broker-dealers “may be” deemed to be underwriters. Please revise this footnote to state that such sellers “are” underwriters. Additionally, revise the Plan of Distribution section such that it identifies the sellers who are broker-dealers and states that they are underwriters.

The Company has revised the disclosure on pages 50 and 53 in response to the Staff’s comment.

We note that in footnote 5 to the Selling Securityholders table, you state you “will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments.” Please be advised that you may not use a prospectus supplement to add selling securityholders to the registration statement unless the new seller is a transferee of a seller who was identified in the registration statement pre-effectively.

April 22, 2005

LATHAM & WATKINS LLP

The Company acknowledges the Staff’s position that a registrant may not use a prospectus supplement to add selling securityholders to the registration statement unless the new seller is a transferee of a seller who was identified in the registration statement pre-effectively.

* * * * *

If the Staff has any questions or would like to discuss the Company’s proposed disclosure, please do not hesitate to contact the undersigned at (650) 463-2660 or James Morrone of this firm at (650) 463-3004.

Very truly yours,

/s/ William C. Davisson III

William C. Davisson III

of Latham & Watkins LLP

cc:	Louis G. Lange, M.D., Ph.D., CV Therapeutics, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP